BRITISH COLUMBIA

NUMBER: C- 564789

CERTIFICATE OF CONTINUATION

COMPANY ACT

I Hereby Certify that **Magic Foods Inc.**, which was incorporated under the laws of Ontario, has this day been granted a Certificate of Continuation under the *Company Act* under the name **LUCRE VENTURES LTD.**

Issued under my hand at Victoria, British Columbia,
on May 15, 1998

JOHN S. POWELL
Registrar of Companies
PROVINCE OF BRITISH COLUMBIA
CANADA